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Exhibit 99.2

VIA SEDAR	May 22, 2015
To:	Ontario Securities Commission, as Principal Regulator under the Passport System
And to:

Alberta Securities Commission
Autorité des marchés financiers du Québec
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Nova Scotia Securities Commission
New Brunswick Financial and Consumer Services Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador

Dear Sirs/Mesdams:

RE:    DragonWave Inc. (the "Issuer")
Audited Consolidated Financial Statements for the year ended February 28, 2015

        On May 22, 2015, the Issuer re-filed on SEDAR in Canada and EDGAR in the United States, Audited Consolidated Financial Statements for the year ended February 28, 2015 to correct a typographical error that was inadvertently contained in the Audited Consolidated Financial Statements originally filed on May 12, 2015. The Audited Consolidated Financial Statements filed on May 19, 2015 supersede the Audited Consolidated Financial Statements originally filed on May 12, 2015.

        The corrected typographical error appears in Note 21 — Segmented Information (page 31), in which the regions of Africa and Middle East were transposed. The region of Africa now reads $12,080 and 8% of total revenue (formerly $17,723), while the region of the Middle East now reads $17,723 (formerly $12,080) and 11% of total revenue. There are no other changes to the Audited Consolidated Financial Statements that were originally filed on May 12, 2015. The corrected typographical error did not affect the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity. The dates of the independent auditors' reports included in the Audited Consolidated Financial Statements for the year ended February 28, 2015 have not changed.

        If you have any questions or require further information in respect of the foregoing, please do not hesitate to contact the undersigned.

Yours truly,
(signed) "Russell Frederick"
Russell Frederick Chief Financial Officer

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  Exhibit 99.2